Exhibit 99.2

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2015

PART I	(Rs. in Crore except as stated)

		Quarter ended						Half year ended				Year ended
S. No.	Particulars	30.09.2015 (Unaudited)		30.06.2015 (Unaudited)		30.09.2014 (Unaudited)		30.09.2015 (Unaudited)		30.09.2014 (Unaudited)		31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	7,245.42		7,860.08		8,693.50		15,105.50		15,761.54		32,372.84

	b) Other operating income	35.50		27.01		41.75		62.51		78.37		129.57

	Total income from operations (net)	7,280.92		7,887.09		8,735.25		15,168.01		15,839.91		32,502.41

2	Expenses

	a) Cost of materials consumed	4,074.91		4,480.21		5,198.03		8,555.12		9,222.50		18,849.69

	b) Purchases of stock-in-trade	322.13		155.33		254.12		477.46		593.61		998.46

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	211.66		212.03		(36.20)		423.69		(89.62)		263.80

	d) Employee benefits expense	137.25		184.00		166.58		321.25		314.95		650.13

	e) Depreciation and amortisation expense	239.64		238.24		402.42		477.88		801.87		1,011.67

	f) Power and fuel charges	1,091.26		1,312.23		1,224.69		2,403.49		2,313.72		4,433.05

	g) Exchange loss / (gain) - (net)	45.32		(6.55)		48.53		38.77		71.51		0.81

	h) Other expenses	568.36		596.60		586.19		1,164.96		1,238.04		2,677.83

	Total expenses	6,690.53		7,172.09		7,844.36		13,862.62		14,466.58		28,885.44

3	Profit from operations before other income, finance costs and exceptional items	590.39		715.00		890.89		1,305.39		1,373.33		3,616.97

4	Other income	321.91		735.05		1,024.50		1,056.96		1,693.08		2,008.86

5	Profit from ordinary activities before finance costs and exceptional items	912.30		1,450.05		1,915.39		2,362.35		3,066.41		5,625.83

6	Finance costs	893.33		840.44		989.17		1,733.77		1,969.95		3,655.93

7	Profit from ordinary activities after finance costs but before exceptional items	18.97		609.61		926.22		628.58		1,096.46		1,969.90

8	Exceptional items	—		—		2.43		—		2.43		2.43

9	Profit from ordinary activities before tax	18.97		609.61		923.79		628.58		1,094.03		1,967.47

10	Tax expense (including deferred tax and net of MAT credit entitlement)	6.79		—		—		6.79		—		40.27

11	Net profit from ordinary activities after tax	12.18		609.61		923.79		621.79		1,094.03		1,927.20

12	Extraordinary items (net of tax expense)	—		—		—		—		—		—

13	Net profit for the period / year	12.18		609.61		923.79		621.79		1,094.03		1,927.20

14	Paid-up equity share capital (face value of Re. 1 each)	296.50		296.50		296.50		296.50		296.50		296.50

15	Reserves excluding revaluation reserves as per balance sheet											33,761.37

16	Earnings per share (Rs.) (not annualised)*

	-Basic	0.04	*	2.06	*	3.12	*	2.10	*	3.69	*	6.50

	-Diluted	0.04	*	2.06	*	3.12	*	2.10	*	3.69	*	6.50

17	a) Debt to equity ratio							1.14		1.16		1.08

	b) Debt service coverage ratio							0.50		0.31		0.86

	c) Interest service coverage ratio							1.44		1.73		1.67

PART II - Select Information

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2015	30.06.2015	30.09.2014	30.09.2015	30.09.2014	31.03.2015
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	975,350,555	977,185,631	985,156,187	975,350,555	985,156,187	978,629,791

	- Percentage of Shareholding	32.90%	32.96%	33.23%	32.90%	33.23%	33.01%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) (i)

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,764,716,160	1,764,716,160	1,754,075,500	1,764,716,160	1,754,075,500	1,764,732,660

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.52%	59.52%	59.17%	59.52%	59.17%	59.52%

	(as a % of the total share capital of the Company)

i)	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on September 30, 2015.
ii)	The balance ADR of 4.23% represented by 125,334,816 equity shares are held by CITI Bank as custodian.
iii)	310,632 equity shares held by the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.09.2015
B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	13

	Disposed of during the quarter	13

	Remaining unresolved at the end of the quarter	—

					(Rs. in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2015 (Unaudited)	30.06.2015 (Unaudited)	30.09.2014 (Unaudited)	30.09.2015 (Unaudited)	30.09.2014 (Unaudited)	31.03.2015 (Audited)

1	Segment Revenue
a)	Copper	4,444.40	4,795.97	5,234.01	9,240.37	9,061.14	19,018.13
b)	Iron Ore	79.79	77.09	110.27	156.88	192.83	266.95
c)	Aluminium	1,861.79	1,907.37	2,298.65	3,769.16	4,417.40	9,094.71
d)	Power	534.20	678.22	577.02	1,212.42	1,235.08	2,383.71
e)	Others	462.81	541.08	629.88	1,003.89	1,169.59	2,295.71

	Total	7,382.99	7,999.73	8,849.83	15,382.72	16,076.04	33,059.21

Less:	Inter Segment Revenue	137.57	139.65	156.33	277.22	314.50	686.37

	Net Sales/Income from Operations	7,245.42	7,860.08	8,693.50	15,105.50	15,761.54	32,372.84

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	536.85	537.39	503.47	1,074.24	610.83	1,722.14
b)	Iron Ore	(56.15)	(39.05)	(3.90)	(95.20)	(27.48)	(216.84)
c)	Aluminium	40.79	65.42	306.68	106.21	532.24	1,701.91
d)	Power	39.77	83.99	66.73	123.76	212.05	157.01
e)	Others	54.81	72.86	88.56	127.67	144.17	321.31

	Total	616.07	720.61	961.54	1,336.68	1,471.81	3,685.53

Less:	Finance costs	893.33	840.44	989.17	1,733.77	1,969.95	3,655.93
Add:	Other unallocable income net off expenses	296.23	729.44	953.85	1,025.67	1,594.60	1,940.30
Less:	Exceptional items	—	—	2.43	—	2.43	2.43

	Profit before tax	18.97	609.61	923.79	628.58	1,094.03	1,967.47

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Copper	3,123.68	4,838.00	5,075.70	3,123.68	5,075.70	4,379.62
b)	Iron Ore	1,498.64	1,471.90	1,673.51	1,498.64	1,673.51	1,554.14
c)	Aluminium	28,884.53	29,022.00	28,999.56	28,884.53	28,999.56	29,052.99
d)	Power	7,193.04	7,476.59	7,523.60	7,193.04	7,523.60	7,498.01
e)	Others	1,015.82	1,224.48	1,082.87	1,015.82	1,082.87	1,191.68
f)	Unallocated	(8,063.17)	(9,334.28)	(9,753.02)	(8,063.17)	(9,753.02)	(9,618.57)

	Total	33,652.54	34,698.69	34,602.22	33,652.54	34,602.22	34,057.87

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (b) Iron ore (c) Aluminium which consist of manufacturing of alumina and various aluminium products (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment which comprise of pig iron and metallurgical coke. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

STATEMENT OF ASSETS AND LIABILITIES	(Rs. in Crore)

	Particulars	As at 30.09.2015 (Unaudited)	As at 31.03.2015 (Audited)
A	EQUITY AND LIABILITIES

1	Shareholders’ Funds

	a) Share capital	296.50	296.50
	b) Reserves and surplus	33,356.04	33,761.37

	Sub total - Shareholders’ funds	33,652.54	34,057.87

2	Non-current liabilities
	(a) Long-term borrowings	20,446.01	21,770.63
	(b) Other Long term liabilities	1,249.40	202.59
	(c) Long-term provisions	1.81	1.81

	Sub total - Non-current liabilities	21,697.22	21,975.03

3	Current liabilities
	(a) Short-term borrowings	16,229.60	13,113.72
	(b) Trade payables	3,523.77	2,878.81
	(c) Other current liabilities	6,882.30	5,529.19
	(d) Short-term provisions	288.62	979.78

	Sub total - Current liabilities	26,924.29	22,501.50

	TOTAL - EQUITY AND LIABILITIES	82,274.05	78,534.40

B	ASSETS

1	Non-current assets
	(a) Fixed assets	39,477.59	39,548.02
	(b) Non-current investments	28,102.25	26,088.30
	(c) Long-term loans and advances	3,416.46	3,319.22
	(d) Other non-current assets	36.82	70.39

	Sub total - Non-current assets	71,033.12	69,025.93

2	Current assets
	(a) Current investments	1,488.77	376.27
	(b) Inventories	5,748.01	5,442.07
	(c) Trade receivables	1,075.93	1,157.69
	(d) Cash and cash equivalents	705.55	464.14
	(e) Short-term loans and advances	1,838.10	1,719.51
	(f) Other current assets	384.57	348.79

	Sub total - Current assets	11,240.93	9,508.47

	TOTAL - ASSETS	82,274.05	78,534.40

Notes:-

1	The above results for the quarter and half year ended September 30, 2015 have been reviewed by the Audit Committee at its meeting held on October 26, 2015 and approved by the Board of Directors at their meeting held on October 27, 2015. The statutory auditors of the Company have carried out a limited review of these results.

2	The Board declared an interim dividend @ 350% i.e. Rs. 3.50 per equity share of Re. 1/- each. The record date for the payment of interim dividend is November 2, 2015.

3	Pursuant to verdict of Hon’ble Supreme Court of India in May, 2015 in the case of a subsidiary of the Company, upholding the applicability of Renewable Power Obligations to thermal captive power plants, the Company has recognised a provision under “Power and fuel charges” of Rs. 108.64 Crore for the period till March 31, 2015 in the previous quarter, relating to its operations which are subject to similar State regulations.

4	The Honorable Supreme Court vide its judgement dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. Consequently, the State Government has since renewed all the mining leases of the Company. The Company has commenced mining at some of its mines, and is in advanced stage of resuming mining operations for the remaining mines post obtaining the mining plan approval from Indian Bureau of Mines.

5	The Board of Directors of the Company at their meeting held on June 14, 2015 have approved the Scheme of Arrangement (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme.

6	During the previous year, with effect from April 1, 2014, the Company had revised the estimated useful lives of fixed assets. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the quarter and year ended March 31, 2015, as a result the charge for the year ended March 31, 2015 was lower by Rs. 598.90 Crore. Consequently, the figures in respect of the depreciation charge for the quarter ended September 30, 2015/ previous periods/ year presented are not directly comparable.

7	Previous period / year figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

8	Formulae for computation of ratios are as follows:

a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)

b)	Debt service coverage ratio	Earnings before interest and tax / (interest expense + principal payments of long term loans due next year)

c)	Interest service coverage ratio	Earnings before interest and tax / interest expense

By Order of the Board

Place: Gurgaon	Thomas Albanese
Dated : October 27, 2015	Chief Executive Officer & Whole Time Director

Vedanta Limited (formerly Sesa Sterlite Limited)

CIN no. L13209GA1965PLC000044

Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa-403001

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2015

PART I	(Rs. in Crore except as stated)

		Quarter ended						Half year ended				Year ended
S. No.	Particulars	30.09.2015 (Unaudited)		30.06.2015 (Unaudited)		30.09.2014 (Unaudited)		30.09.2015 (Unaudited)		30.09.2014 (Unaudited)		31.03.2015 (Audited)
1	Income from operations

	a) Net sales / income from operations (net of excise duty)	16,349.21		16,951.88		19,448.14		33,301.09		36,503.64		73,364.10

	b) Other operating income	211.65		64.98		101.24		276.63		182.40		345.40

	Total income from operations (net)	16,560.86		17,016.86		19,549.38		33,577.72		36,686.04		73,709.50

2	Expenses

	a) Cost of materials consumed	5,197.42		5,667.51		6,644.92		10,864.93		12,061.19		23,975.94

	b) Purchases of stock-in-trade	265.27		76.66		186.04		341.93		363.89		637.82

	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	485.00		(102.14)		(184.75)		382.86		(311.02)		55.45

	d) Employee benefits expense	719.23		708.83		773.56		1,428.06		1,425.36		2,915.12

	e) Depletion, depreciation and amortisation expense (including Goodwill on consolidation)	1,660.23		1,717.48		2,003.28		3,377.71		4,067.70		7,159.16

	f) Power and fuel charges	2,245.11		2,756.51		2,110.60		5,001.62		3,919.53		8,159.18

	g) Other expenses	3,649.06		3,917.49		3,736.91		7,566.55		7,343.11		15,921.44

	Total expenses	14,221.32		14,742.34		15,270.56		28,963.66		28,869.76		58,824.11

3	Profit from operations before other income, finance costs and exceptional items	2,339.54		2,274.52		4,278.82		4,614.06		7,816.28		14,885.39

4	a) Other income	721.11		893.41		686.11		1,614.52		1,896.51		2,366.53

	b) Exchange gain - (net)	494.04		254.58		252.72		748.62		389.58		610.67

5	Profit from ordinary activities before finance costs and exceptional items	3,554.69		3,422.51		5,217.65		6,977.20		10,102.37		17,862.59

6	Finance costs	1,418.10		1,357.79		1,464.35		2,775.89		2,996.91		5,658.78

7	Profit from ordinary activities after finance costs but before exceptional items	2,136.59		2,064.72		3,753.30		4,201.31		7,105.46		12,203.81

8	Exceptional items	—		—		45.46		—		2,173.26		22,128.93

9	Profit / (loss) from ordinary activities before tax	2,136.59		2,064.72		3,707.84		4,201.31		4,932.20		(9,925.12)

10	Tax expense/(credit) (including deferred tax and net of MAT credit entitlement)	204.00		352.48		560.12		556.48		421.35		1,448.36

11	Net profit / (loss) from ordinary activities after tax	1,932.59		1,712.24		3,147.72		3,644.83		4,510.85		(11,373.48)

12	Extraordinary items (net of tax expense)	—		—		—		—		—		—

13	Net profit / (loss) for the period / year	1,932.59		1,712.24		3,147.72		3,644.83		4,510.85		(11,373.48)

14	Share of profit / (loss) of associates	0.06		(0.19)		—		(0.13)		0.27		4.09

15	Minority interest	958.68		846.11		1,528.43		1,804.79		2,516.27		4,276.38

16	Net profit / (loss) after taxes, minority interest and consolidated share in profit / loss of associates	973.97		865.94		1,619.29		1,839.91		1,994.85		(15,645.77)

17	Net profit after taxes, minority interest and consolidated share in profit / loss of associates but before exceptional items	973.97		865.94		1,639.93		1,839.91		2,981.16		5,060.06

18	Paid-up equity share capital (Face value of Re. 1 each)	296.50		296.50		296.50		296.50		296.50		296.50

19	Reserves excluding Revaluation Reserves as per balance sheet											53,578.77

20	Earnings per share before exceptional items (Rs.) (not annualised)*

	-Basic	3.28	*	2.92	*	5.53	*	6.21	*	10.05	*	17.07

	-Diluted	3.28	*	2.92	*	5.53	*	6.21	*	10.05	*	17.07

21	Earnings per share after exceptional items (Rs.) (not annualised)*

	-Basic	3.28	*	2.92	*	5.46	*	6.21	*	6.73	*	(52.77)

	-Diluted	3.28	*	2.92	*	5.46	*	6.21	*	6.73	*	(52.77)

PART II - Select Information

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2015	30.06.2015	30.09.2014	30.09.2015	30.09.2014	31.03.2015
A	PARTICULARS OF SHAREHOLDING

1	Public Shareholding (excluding shares against which ADRs are issued)

	- Number of Shares	975,350,555	977,185,631	985,156,187	975,350,555	985,156,187	978,629,791

	- Percentage of Shareholding	32.90%	32.96%	33.23%	32.90%	33.23%	33.01%

2	Promoters and Promoter Group Shareholding (Excluding shares against which ADRs are issued) (i)

(a)	Pledged/Encumbered

	- Number of Shares	—	—	—	—	—	—

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	—	—	—	—	—	—

	(as a % of the total share capital of the Company)

(b)	Non-encumbered

	- Number of Shares	1,764,716,160	1,764,716,160	1,754,075,500	1,764,716,160	1,754,075,500	1,764,732,660

	- Percentage of shares	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	(as a % of the total shareholding of promoter and promoter group)

	- Percentage of shares	59.52%	59.52%	59.17%	59.52%	59.17%	59.52%

	(as a % of the total share capital of the Company)

i)	The Promoter and Promoter group in addition to the equity shareholding also hold 3.35% of the equity capital in the form of ADR represented by 99,292,708 equity shares as on September 30, 2015.
ii)	The balance ADR of 4.23% represented by 125,334,816 equity shares are held by CITI Bank as custodian.
iii)	310,632 equity shares held by the shareholders of erstwhile Sterlite Industries (India) Limited have been kept in abeyance.

	Particulars	Quarter ended 30.09.2015

B	INVESTOR COMPLAINTS

	Pending at the beginning of the quarter	—

	Received during the quarter	13

	Disposed of during the quarter	13

	Remaining unresolved at the end of the quarter	—

(Rs. in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2015 (Unaudited)	30.06.2015 (Unaudited)	30.09.2014 (Unaudited)	30.09.2015 (Unaudited)	30.09.2014 (Unaudited)	31.03.2015 (Audited)

1	Segment Revenue
a)	Oil & Gas	2,242.06	2,627.00	3,981.90	4,869.06	8,464.63	14,645.37
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,488.43	3,285.64	3,368.76	6,774.07	5,954.91	13,225.95
	(ii) Silver - India	356.34	259.23	312.95	615.57	630.64	1,186.72
	(iii) Zinc - International	680.01	890.27	987.04	1,570.28	1,852.13	3,605.77

	Total	4,524.78	4,435.14	4,668.75	8,959.92	8,437.68	18,018.44
c)	Iron Ore	79.64	77.57	112.92	157.21	198.22	275.53
d)	Copper	5,325.16	5,571.43	6,284.39	10,896.59	11,137.61	22,632.36
e)	Aluminium	2,736.62	2,733.00	3,210.53	5,469.62	5,861.52	12,726.30
f)	Power	1,259.20	1,214.16	931.48	2,473.36	1,914.36	4,140.03
g)	Others	515.41	589.92	680.28	1,105.33	1,270.92	2,475.58

	Total	16,682.87	17,248.22	19,870.25	33,931.09	37,284.94	74,913.61

Less:	Inter Segment Revenue	333.66	296.34	422.11	630.00	781.30	1,549.51

	Net sales/income from operations	16,349.21	16,951.88	19,448.14	33,301.09	36,503.64	73,364.10

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	(67.01)	254.79	1,611.29	187.78	3,583.00	4,413.51
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,632.28	1,244.07	1,522.44	2,876.35	2,462.46	5,775.37
	(ii) Silver - India	304.87	209.00	235.24	513.87	421.16	844.44
	(iii) Zinc - International	(11.99)	148.23	138.10	136.24	169.95	296.04

	Total	1,925.16	1,601.30	1,895.78	3,526.46	3,053.57	6,915.85
c)	Iron Ore	(85.66)	(82.21)	(31.56)	(167.87)	(84.77)	(349.73)
d)	Copper	507.61	481.67	396.91	989.28	418.62	1,416.13
e)	Aluminium	(58.18)	(172.85)	254.86	(231.03)	508.95	1,824.53
f)	Power	164.32	157.31	111.64	321.63	300.92	513.64
g)	Others	70.63	82.82	96.00	153.45	161.25	339.64

	Total	2,456.87	2,322.83	4,334.92	4,779.70	7,941.54	15,073.57

Less:	Finance costs	1,418.10	1,357.79	1,464.35	2,775.89	2,996.91	5,658.78
Add:	Other unallocable income net off expenses	1,097.82	1,099.68	882.73	2,197.50	2,160.83	2,789.02

	Profit before tax and exceptional items	2,136.59	2,064.72	3,753.30	4,201.31	7,105.46	12,203.81

Less:	Exceptional items	—	—	45.46	—	2,173.26	22,128.93

	Profit / (loss) before tax	2,136.59	2,064.72	3,707.84	4,201.31	4,932.20	(9,925.12)

3	Capital Employed
	(Segment assets less Segment liabilities)
a)	Oil & Gas	25,051.47	27,298.74	46,305.31	25,051.47	46,305.31	26,552.36
b)	Zinc, Lead and Silver
	(i) Zinc - India	10,867.33	11,901.47	11,431.27	10,867.33	11,431.27	11,966.67
	(ii) Zinc - International	1,715.50	2,106.06	2,474.07	1,715.50	2,474.07	2,144.33

	Total	12,582.83	14,007.53	13,905.34	12,582.83	13,905.34	14,111.00
c)	Iron Ore	4,947.30	4,594.53	4,925.02	4,947.30	4,925.02	4,608.30
d)	Copper	4,156.24	5,905.04	6,578.88	4,156.24	6,578.88	5,543.24
e)	Aluminium	39,109.89	38,186.94	38,145.28	39,109.89	38,145.28	38,342.09
f)	Power	18,933.22	20,354.58	19,370.61	18,933.22	19,370.61	20,062.90
g)	Others	1,545.14	1,760.74	1,770.31	1,545.14	1,770.31	1,737.78
h)	Unallocated	(17,332.58)	(22,186.15)	(23,758.68)	(17,332.58)	(23,758.68)	(21,552.66)

	Total	88,993.51	89,921.95	107,242.07	88,993.51	107,242.07	89,405.01

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment which comprise of pig iron, metallurgical coke, port/berth, etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively. During the current quarter ending September 30, 2015, consequent to certain power facilities at a subsidiary being commissioned for generation and sale of commercial power, Capital Employed in respect of capital work-in-progress for the previous periods relating to power facilities used / to be used in the generation and sale of commercial power has been reclassified from ‘Aluminium’ segment to ‘Power’ segment.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES	(Rs. in Crore)

	Particulars	As at 30.09.2015 (Unaudited)	As at 31.03.2015 (Audited)
A	EQUITY AND LIABILITIES

1	SHAREHOLDERS’ FUNDS

	a) Share Capital	296.50	296.50
	b) Reserves & Surplus	52,164.49	53,578.77

	Sub total - Shareholders’ funds	52,460.99	53,875.27

2	Minority Interest	36,532.52	35,529.74

3	Non-current liabilities
	(a) Long-term borrowings	50,332.30	52,025.20
	(b) Deferred tax liabilities (Net)	3,327.50	3,330.91
	(c) Other Long term liabilities	2,074.44	1,224.14
	(d) Long-term provisions	2,437.11	2,341.64

	Sub total - Non-current liabilities	58,171.35	58,921.89

4	Current liabilities
	(a) Short-term borrowings	22,673.51	19,940.71
	(b) Trade payables	6,000.53	5,278.16
	(c) Other current liabilities	20,470.23	15,283.17
	(d) Short-term provisions	1,220.64	1,453.48

	Sub total - Current liabilities	50,364.91	41,955.52

	TOTAL - EQUITY AND LIABILITIES	197,529.77	190,282.42

B	ASSETS
1	Non-current assets
	(a) Fixed assets	91,560.26	91,066.09
	(b) Goodwill on consolidation	17,276.11	17,789.69
	(c) Non-current investments	217.89	213.44
	(d) Deferred tax assets (Net)	—	1.24
	(e) Long-term loans and advances	16,342.07	16,453.08
	(f) Other non-current assets	3,617.65	2,101.02

	Sub total - Non-current assets	129,013.98	127,624.56

2	Current assets
	(a) Current investments	43,073.07	39,392.60
	(b) Inventories	8,996.30	8,725.02
	(c) Trade receivables	2,425.92	3,605.13
	(d) Cash and cash equivalents	6,593.07	5,696.28
	(e) Short-term loans and advances	6,132.44	4,341.50
	(f) Other current assets	1,294.99	897.33

	Sub total - Current assets	68,515.79	62,657.86

	TOTAL - ASSETS	197,529.77	190,282.42

Notes:-

1	The above results for the quarter and half year ended September 30, 2015 have been reviewed by the Audit Committee at its meeting held on October 26, 2015 and approved by the Board of Directors at their meeting held on October 27, 2015. The statutory auditors of the Company have carried out a limited review of these results.

2	The Board declared an interim dividend @ 350% i.e. Rs. 3.50 per equity share of Re. 1/- each. The record date for the payment of interim dividend is November 2, 2015.

3	Pursuant to verdict of Hon’ble Supreme Court of India in May, 2015 in the case of a subsidiary of the Company, upholding the applicability of Renewable Power Obligations to thermal captive power plants, the Group has recognised a provision under “Power and fuel charges” of Rs. 414.27 Crore for the period till March 31, 2015 in the previous quarter, relating to its operations across the Group which are subject to similar State regulations.

4	The Honorable Supreme Court vide its judgement dated April 21, 2014 had lifted the ban on mining in the State of Goa, subject to certain conditions. Consequently, the State Government has since renewed all the mining leases of the Group. The Group has commenced mining at some of its mines, and is in advanced stage of resuming mining operations for the remaining mines post obtaining the mining plan approval from Indian Bureau of Mines.

5	The Board of Directors of the Company and Cairn India Limited at their respective meetings held on June 14, 2015 have approved the Scheme of Arrangement (the “Scheme”) between the Company and Cairn India Limited and their respective shareholders and creditors, subject to regulatory and other approvals. On September 10, 2015, BSE Limited and the National Stock Exchange of India Limited has issued the ‘No adverse observation’ letter to the Scheme.

6	During the previous year, with effect from April 1, 2014, the Company had revised the estimated useful lives of fixed assets. The said changes in the estimates of useful lives of assets with effect from April 1, 2014, was impacted in the quarter and year ended March 31, 2015, as a result the charge for the year ended March 31, 2015 was lower by Rs. 864.85 Crore. Consequently, the figures in respect of the depreciation charge for the quarter ended September 30, 2015/ previous periods/ year presented are not directly comparable.

7	The Company has opted to publish only Consolidated Financial results. Standalone results of the Company are available on Company’s website www.vedantalimited.com. Additional information on standalone basis are as follows:

(Rs. in Crore)

	Quarter ended			Half year ended		Year ended
Particulars	30.09.2015 (Unaudited)	30.06.2015 (Unaudited)	30.09.2014 (Unaudited)	30.09.2015 (Unaudited)	30.09.2014 (Unaudited)	31.03.2015 (Audited)
Net sales / income from operations	7,245.42	7,860.08	8,693.50	15,105.50	15,761.54	32,372.84
Exchange loss / (gain) - (net)	45.32	(6.55)	48.53	38.77	71.51	0.81
Profit after exceptional items and before tax	18.97	609.61	923.79	628.58	1,094.03	1,967.47
Profit after exceptional items and tax	12.18	609.61	923.79	621.79	1,094.03	1,927.20

8	Previous period / year figures have been regrouped / rearranged, wherever necessary, to conform to current period presentation.

By Order of the Board

Place : Gurgaon	Thomas Albanese
Dated : October 27, 2015	Chief Executive Officer & Whole Time Director